United States securities and exchange commission logo





                           September 13, 2022

       William B. Berry
       President and Chief Executive Officer
       Continental Resources, Inc.
       20 N. Broadway
       Oklahoma City, OK 73102

                                                        Re: Continental
Resources, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 14,
2022
                                                            File No. 001-32886

       Dear Mr. Berry:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       General

   1. We note that you provided more expansive disclosure in your 2021 ESG Report than you provided in your SEC
filings. Please advise us what consideration you gave to providing the same type of
climate-related disclosure in your SEC filings as you provided in your
                                                        2021 ESG Report.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       43

   2. We note your 2021 ESG Report reflects that you have implemented emissions mitigation programs. Revise your
disclosure to quantify any material past and/or future capital expenditures for
climate-related projects. Please ensure you provide quantitative disclosure for each of
the periods for which financial statements are presented in your
                                                        Form 10-K and for any
future periods in your response.
 William B. Berry
Continental Resources, Inc.
September 13, 2022
Page 2
3. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as increased demand for goods that result in lower emissions than competing products and increased competition to develop innovative new products that result in lower emissions.
4. We note your risk factor disclosure regarding the physical impacts of climate change. If material, disclose:
          any weather-related damages to your property or operations;
          potential for indirect weather-related impacts that may have affected or may affect your major customers; and
          any weather-related impacts on the cost or availability of insurance. Your response should include quantitative information for each of the periods for which
      financial statements are presented in your most recent Form 10-K and explain whether changes are expected in future periods.
5. Tell us about and quantify compliance costs related to climate change for each of the periods covered by your Form 10-K and whether increased amounts are expected to be incurred in future periods.
6. Please tell us about and quantify any purchase or sale of carbon credits or offsets during the last three years and any planned future period transactions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina
Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



                                                            Sincerely,
FirstName LastNameWilliam B. Berry
                                                            Division of
Corporation Finance
Comapany NameContinental Resources, Inc.
                                                            Office of Energy &
Transportation
September 13, 2022 Page 2
cc:       David Oelman
FirstName LastName